UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
 (Amendment No. 2)

SoFi Technologies, Inc.
(Name of Issuer)
 Common Stock, par value $0.0001 per share
 (Title of Class of Securities)
 83406F102
 (CUSIP Number)

Kenneth A. Siegel, Esq.	Scott Lesmes, Esq.
Morrison & Foerster LLP	David P. Slotkin, Esq.
Shin-Marunouchi Building, 29th Floor	Morrison & Foerster LLP
5-1, Marunouchi 1-Chome	2100 L Street, NW, Suite 900
Chiyoda-ku, Tokyo, 100-6529 Japan	Washington, DC 20037
011-81-3-3214-6522	(202) 887-1500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Delaware Project 10 L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
95,281,895

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
95,281,895

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
95,281,895

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.8%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Based on 806,916,607 Shares outstanding on November 4, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the SEC on November 15, 2021.

(The terms used above are defined in the Explanatory Note of this Schedule 13D Amendment, and in Items 1, 2 and 6 of the Schedule 13D).

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1	NAMES OF REPORTING PERSONS
SoftBank Group Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
95,281,895

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
95,281,895

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
95,281,895

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.8%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Based on 806,916,607 Shares outstanding on November 4, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the SEC on November 15, 2021.

(The terms used above are defined in the Explanatory Note of this Schedule 13D Amendment, and in Items 1, 2 and 6 of the Schedule 13D).

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EXPLANATORY NOTE

This Amendment No. 2 (this “Schedule 13D Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 8, 2021, as amended by the Schedule 13D Amendment No. 1 filed with the SEC on July 23, 2021  (collectively, the “Schedule 13D”), is being filed on behalf of SoftBank Group Corp., a Japanese kabushiki kaisha (“SoftBank”), and its wholly owned subsidiary Delaware Project 10 L.L.C, a Delaware limited liability company (“Project 10 LLC”, and together with SoftBank, the “Reporting Persons”), with respect to the common stock, par value $0.0001 per share (the “Shares”), of SoFi Technologies, Inc., a Delaware corporation (the “Issuer”).

Other than as set forth below, all Items in the Schedule 13D are materially unchanged.  Capitalized terms used in this Schedule 13D Amendment which are not defined herein have the meanings given to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

On November 15, 2021, Project 10 LLC, as a selling stockholder, other selling stockholders and the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Barclays Capital Inc., as the underwriter (the “Underwriter”), providing for the offer and sale of 50,000,000 Shares, including 22,514,038 Shares beneficially owned by the Reporting Persons, at a price of $21.60 per share (the “Offering”). In connection with the Offering, Project 10 LLC entered into a customary lock-up agreement with the Underwriter, dated November 15, 2021, pursuant to which Project 10 LLC agreed, subject to certain exceptions, not to sell, transfer or otherwise dispose of any Shares or securities convertible into, or exchangeable or exercisable for, Shares, for 30 days after the date of the final prospectus supplement relating to the Offering without prior written consent from the Underwriter. The Offering was made pursuant to the Issuer’s shelf registration statement on Form S-1 (File No. 333-257092), as supplemented by a prospectus supplement dated November 15, 2021. The Offering closed on November 18, 2021.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented to include the following:

(a)-(b) The information contained in lines 7 to 11 and 13 of the cover pages of this Schedule 13D Amendment is incorporated herein by reference.  Project 10 LLC beneficially owns 95,281,895 Shares, which represents approximately 11.8% of the 806,916,607 Shares outstanding as of November 4, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the SEC on November 15, 2021.  Project 10 LLC is an indirect, wholly owned subsidiary of SoftBank.  As a result, SoftBank may be deemed to beneficially own the shares of Common Stock beneficially owned by Project 10 LLC.

Messrs. Michel Combes and Carlos Medeiros currently serve as members of the board of directors of the Issuer. Mr. Combes is President of SoftBank Group International, an affiliate of SoftBank, and a manager of Project 10 LLC. Mr. Medeiros is a Partner at SoftBank Group International and a manager of Project 10 LLC. Messrs. Combes and Medeiros disclaim beneficial ownership of the shares held by Project 10 LLC.

(c) The information contained in Item 4 of this Schedule 13D Amendment is incorporated herein by reference.  Other than the sale of Shares in the Offering, neither the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the persons set forth on Appendices A‑1 and A-4, has effected any transaction in Shares during the past sixty (60) days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

The information contained in Item 5 of this Schedule 13D is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

9
Underwriting Agreement, dated as of November 15, 2021, by and between Project 10 LLC, the Issuer, Barclays Capital Inc. and other selling stockholders named therein (incorporated herein by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 18, 2021).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2021

SOFTBANK GROUP CORP.

	By:	/s/ Natsuko Ohga
	Name:	Natsuko Ohga
	Title:	Head of Corporate Legal

DELAWARE PROJECT 10 L.L.C.

	By:	/s/ Michel Combes
	Name:	Michel Combes
	Title:	Manager

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